FOR MORE INFORMATION CONTACT:
Jacque Underdown (831) 761-4741


FOR IMMEDIATE RELEASE


GRANITE CONSTRUCTION REPORTS SECOND QUARTER 2003 RESULTS


Watsonville, California (August 6, 2003) - Granite Construction Incorporated (NYSE:GVA) announced today that net income for the second quarter ended June 30, 2003 was $10.8 million or $0.26 per diluted share versus $16.6 million or $0.41 per diluted share for the same period last year. Revenue for the quarter totaled $469.4 million compared with $459.0 million a year ago.

As was stated in a prior release dated July 25, 2003, the Company's decrease in net income for the second quarter is largely a result of unseasonably wet weather in the West early in the quarter causing a late start to the construction season, continued slowdowns in both public and private sector construction spending and lower than expected profit from several large Heavy Construction Division (HCD) projects.

David H. Watts, Chairman and Chief Executive Officer, said, "Our second quarter results clearly illustrate the challenging market in which the Branch Division has been operating. As a result, Branch Division new awards, revenue and gross margins are down for the quarter. On the other hand, while we were disappointed in HCD's results for the quarter, we are encouraged that new awards and revenues are both up over 20% with backlog for the division totaling nearly $1.4 billion, a 37% increase from a year ago. This demonstrates HCD's long-term growth potential that we believe will be realized with improved revenues and margins over the next few years. We also expect that the effects of the lower HCD profit recognition in the quarter will be substantially offset by the positive results related to the resolution of contract change orders. The Company's policy is to record change order revenue only when final agreements are executed."

Backlog at June 30, 2003 totaled $1.9 billion compared with $1.6 billion at June 30, 2002. New awards for the second quarter were $530.0 million and include an $18.3 million airport project in Alaska, a $66.6 million highway contract in North Carolina, a $53.4 million dam project in Arkansas and a $91.2 million share of a joint venture contract in Virginia.

For the six-month period ended June 30, 2003, net income was $20.8 million or $0.51 per share on a diluted basis compared with $14.9 million or $0.37 per share for the same period in 2002. Revenue for the six-month period totaled $771.6 million compared with $728.2 million for the same period last year.

Granite is one of the nation's largest diversified heavy civil contractors and construction materials producers. Granite Construction serves public and private sector clients through its offices nationwide. For more information about the company, please visit their website at www.graniteconstruction.com.

This press release contains " forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 regarding future events and the future results of Granite that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Granite's management. Words such as "outlook", "believes", "expects", "appears", "may", "will", "should", "anticipates" or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in our Annual Report on Form 10-K under the section entitled "Risk Factors". You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Granite undertakes no obligation to revise or update publicly any forward-looking statements for any reason.